                SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

NANO CHEMICAL SYSTEMS HOLDINGS, INC.

COMMON STOCK

63008C 10 3

(CUSIP NUMBER)

195 ROUTE 9 SOUTH, SUITE 204

MANALAPAN, NJ 07726

(732) 409-1212

MARCH 15, 2005

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

(1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only):

Green Tree Spray Technologies, LLC

(2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

(3) SEC Use Only

(4) Source of Funds (See Instructions):	OO

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization:	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

(7) Sole Voting Power:	24,000,000
(8) Shared Voting Power:	0
(9) Sole Dispositive Power:	24,000,000
(10) Shared Dispositive Power:	0
(11) Aggregate Amount Beneficially Owned by Each Reporting Person:		24,000,000

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13) Percent of Class Represented by Amount in Row (11):		57.15% (as of the filing date)
(14) Type of Reporting Person:	OO

ITEM 1. SECURITY AND ISSUER.

Common Stock, par value $.001

Nano Chemical Systems Holdings, Inc.

P.O. Box 10591

Portland, Oregon 97296

ITEM 2. IDENTITY AND BACKGROUND.

(a)	Name:	Green Tree Spray Technologies, LLC
(b)	Address:	c/o Tina Dennis 105 Park Ave. Seaford, DE 19971

(c)	Place of Organization:	Delaware

(d)	None.
(e)	None.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person, Green Tree Spray Technologies, LLC, acquired the shares of Issuer on March 15, 2005 pursuant to an Asset Purchase Agreement between the Reporting Person and the Issuer, in exchange for certain manufacturing, technical and other assets from Green Tree.

ITEM 4. PURPOSE OF TRANSACTION.

The acquisition of shares by the Reporting Person was pursuant to the Asset Purchase Agreement with the Issuer, in which Issuer acquired certain manufacturing, technical and other assets from Green Tree.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Green Tree Spray Technologies, LLC acquired 24,000,000 shares of the issued and outstanding common stock of the Issuer on March 15, 2005. Currently, such amount represents 57.15% of the total issued and outstanding common shares of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Pursuant to the Asset Purchase Agreement between the Reporting Person and the Issuer, the Issuer agreed to purchase the remaining assets and good will of Green Tree Spray Technologies, LLC not transferred at the closing, related to the aerosol business of the Reporting Person, as of June 30, 2005, for an additional 8,000,000 newly issued common shares and a promissory note of three hundred and thirty three thousand dollars ($333,000).

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

**Asset Purchase Agreement between the Reporting Person and the Issuer, as filed with Form 8K on March 21, 2005, is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Green Tree Spray Technologies, LLC

Date: May 11, 2005

Signature:	/s/ Marc Mathys
MARC MATHYS
President